MAIL STOP 3561
								March 24, 2006

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People`s Republic of China

RE: 	Winner Medical Group Inc.
	Amendment 1 to Registration Statement on Form SB-2
	File Number: 333-130473
      Filed: March 1, 2006 and February 27, 2006

Dear Mr. Li:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Much of the disclosure in the prospectus, particularly the "Business" section, appears promotional rather than factual and should be revised to remove all promotional statements. No speculative information should be included unless clearly labeled as the opinion of management of the company along with disclosure discussing management`s basis for such opinions. All claims of a speculative nature not fully supported in the prospectus should be deleted. For example and without limitation, we note the following statements:

* Our factories employ advanced equipments;
* While most of the non-Chinese companies utilize an electrostatic spraying process . . . Our international competitor`s technology has a glue spraying speed of 5 to 6 meters per second with glue waste at a 40%-50% level;
* Our efforts to participate in the home health care market for medication protection products have been relatively successful so far;
* Our products have met the requirements of major international medical product quality tests, and we are among the very first Chinese companies in our industry to have passed ISO9001, EN46002, and CE.

Cover Page of the Prospectus
2. Please correct the market information hereon; the symbol has changed, the date and per share price are incorrect. The March
24,
2006 quote was $10.24.

Prospectus Summary, page 1

3. The background and development of the business of Winner Group
Limited, as the predecessor of the registrant, should be added.

Risk Factors, page 6
4. We reissue comment nine in our comment letter dated January 20, 2006. Please do not bundle risks. We note your response that all risks listed in risk factor are tightly related to the international nature of your business. These risks should be discussed, not merely listed, and they should be discussed separately under different subheadings.

Market For Our Common Stock, page 10
5. Update the symbol.
6. Correct the last line of the table; the columns appear to be reversed.
7. We do not understand the reference to "not approved". Bid and asked prices for the last two fiscal years are required by Item 201 of Regulation S-B. If the quotes were from the pink sheets, you should so indicate.

Management`s Discussion and Analysis and Plan of Operation, page
14

8. Please discuss the significant increase in foreign currency translation expense during the most recent quarter.
9. Please provide the source or the basis of the statement, "we had a
9.8% market share of all exports from China of these products . .
..."
10. You state that your "market research shows that several
worldwide
medical device distribution companies, including Tyco, Cardinal, Lohmann, Artsana and White Cross, may have interest purchasing your nonwoven cotton spunlace products . . . several large customers including BSN, Tyco and Dynarex have also expressed purchasing interest in our new products self-adhesive bandages and elastic bandages, and we are under negotiations with several other large customers. . ..  Please elaborate on any preliminary talks or any agreements you have reached with these distributors.

Business, page 30
11. We note your claim that, "[w]e are among the very few Chinese medical product companies that have its own products registered with
FDA, which gives us the ability to directly export some of our products to the United States." The use of the term "registered" applies only to an obligation to register an establishment, not a product. Please delete the statement. All foreign establishments that export devices directly to the United States must "list" their products with the FDA pursuant to 21 U.S.C. 359(j)(1).  This is not a
requirement that applies to or has been fulfilled by a "very few
Chinese medical product companies...."
12. Please disclose the extensive and rigorous scope of FDA`s statutory and regulatory requirements concerning your business and the medical devices referenced in your submission. In particular, the submission should explain the following fundamental regulatory issues:

* administrative and enforcement remedies;
* device classification;
* pre-market submission requirements;
* labeling requirements;
* manufacturing requirements;
* post-market requirements, including medical device reporting
(MDR)
and reports of corrections or removals;
* import and/or export requirements; and
* administrative and enforcement remedies for noncompliance.

Please also disclose that your company`s failure to meet any of these requirements may cause FDA to automatically detain the firm`s products when they are presented for entry into the United States.
13. Please provide the patent application numbers and a description of the patents Jianquan LI filed of certain nonwoven fabric technology.
14. Please provide the basis for the statement, "[w]ith this new technology, we can produce green nonwoven medical dressings at a lower cost." Further, please explain the new technology and "nonwoven medical dressings."
15. Please explain the term "proxy agent."

Our Facilities, page 41
16. Please provide an update on the liquidation process of Chongyang
Wenqiang subsidiary and revise the Management`s Discussion and Analysis section as appropriate.

Executive Compensation, page 46
17. We note that Mr. Li received a dividend of $1,000,527.84 and the rest of the dividend in the amount of $856,303.78 and $15,918.38 will be paid to Mr. Li and Mr. Fang before June 2006. Please clarify whether dividends were also paid to all other shareholders. We will have further comments.
18. Clarify in footnote (3), if true, that Mr. Halter received no compensation of any kind for the three years.

Selling Stockholders, page 46
19. Please revise the numbers to indicate that Pinnacle China
Fund,
L.P. holds 9.4% of your shares.

Security Ownership of Certain Beneficial Owners and Management,
page
48
20. Indicate the beneficial owner of the shares held by Pinnacle
China Fund L.P.

Financial Statements, page F-1

21. We note your response to prior comment 57. Please revise the financial statements of Winner Group Limited for the years ended September 30, 2005 and 2004 for the effect of the reverse merger, and remove the stand-alone financial statements of Las Vegas Resorts Corporation from the filing.

Note 12 - Commitments and Contingencies, page F-30

22. We note your response to prior comment 61. Since the hedged items are material to your financial statements, we believe that the disclosures under paragraphs 44-45 of FAS 133 are required.
Please
revise the financial statements for both the period ended December 31, 2005 and the year ended September 30, 2005 accordingly.

Form 10-QSB for the quarter ended December 31, 2005
23. Please revise the disclosure to comply with the comments issued on Form SB-2, as applicable.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.














      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Louis A. Bevilacqua, Esq.
	Fax (202) 654-1804

	James Groh
	Heritage Management Consultants, Inc.
	301 Central Avenue, #381
	Hilton Head Island, SC 29926
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Jianquan Li
Winner Medical Group
Page 1
03/28/2006